United States securities and exchange commission logo





                            December 7, 2021

       Carol Craig
       Chief Executive Officer
       Sidus Space, Inc.
       150 N. Sykes Creek Parkway, Suite 200
       Merritt Island, FL 32953

                                                        Re: Sidus Space, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 3,
2021
                                                            File No. 333-261288

       Dear Ms. Craig:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Dilution, page 38

   1. Please revise your pro forma, as adjusted, net tangible book value and book value per share calculations to
give effect to the $1 million post balance sheet assumption of debt from CTC. In this
regard, it appears that such amounts should be $10.8 million and $0.67, respectively and
dilution per investor should be $4.33.
 Carol Craig
FirstName  LastNameCarol Craig
Sidus Space, Inc.
Comapany7,
December   NameSidus
             2021     Space, Inc.
December
Page 2    7, 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 43

2. We note your disclosure regarding the Loan Assignment and Revenue Loan and Security
         Agreements. Please revise to further describe the material terms of these agreements, such as the maturity dates, interest rates, monthly payment formulas, financial covenants and assets covered by the security agreement. Additionally, please revise to explain why the company chose to assume the loan from Craig Technical Consulting. Lastly, we note that you have granted a security interest to Decathlon in certain assets described in Schedule 11.2 to the Revenue Loan and Security Agreement. Please refile this agreement to include this schedule and any other material schedules or similar attachments.

Unaudited Consolidated Balance Sheets, page F-15

3. As previously requested, please revise your interim period balance sheet to indicate that
         10.0 million shares of Class B common stock are issued and outstanding at both
         September 30, 2021 and December 31, 2020.
        You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at
202-344-5791 or Mitchell Austin, Staff Attorney, at 202-551-3547 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Jeff Fessler